CARTER HENRY'S, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

Revenues

Sales	$	907,566
Cost of goods sold		662,417
Gross profit		**245,149**

Operating expenses

Depreciation	48,578
Amortization	35,649
Start up cost expenses	32,500
Bank fees	23,412
Customer service supplies	15,140
Utilities	14,723
Travel and entertainment	13,158
Repair and maintenance	12,446
Laundry service	11,543
Kitchen supplies	7,069
Rent	6,012
Professional fees	5,348
Insurance	4,530
Advertising	2,874
Music and entertainment	2,554
Licenses and fees	2,432
Interest expense	348
Office expense	309
State taxes	255
Commissions	200
	239,080

Net income	$	**6,069**

CARTER HENRY'S, LLC
BALANCE SHEET
AS OF DECEMBER 31, 2022

ASSETS

Current Assets

Cash and cash equivalents	$	13,492
Inventory		31,500
Total Current Assets		44,992

Property and Equiment

Property and equipment, at cost	244,088
Less: accumulated depreciation	(57,556)
Total Property and Equipment, net	186,532

Right-of-use Lease Assets

Right-of-use lease assets - operating lease	175,519
Less: accumulated amortization	(35,649)
Total Right-of-use Lease Assets, net	139,870

Other Assets

Security deposit	405
Total Other Assets	405

TOTAL ASSETS	**$**	**371,799**

LIABILITIES AND MEMBERS' DEFICIT

LIABILITIES

Current Liabilities

Current portion of lease obligation - operating lease	$	35,735
Total Current Liabilities		35,735

Long-term Liabilities

Related party loan	243,375
Long-term lease obligation - operating lease	104,135
Total Long-term Liabilities	347,510

TOTAL LIABILITIES	383,245

MEMBERS' DEFICIT	(11,446)

TOTAL LIABLITIES AND MEMBERS' DEFICIT	**$**	**371,799**


CARTER HENRY'S, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022


CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	6,069
Adjustments to net income		
Depreciation		48,578
Amortization expense - right-of-use lease assets - operating lease		35,649
Cash provided by operating activities:		
(Increase) in security deposit		(405)
(Increase) in Inventory		(4,000)
(Repayment) of right-of-use lease obligations - operating lease		(35,649)
Net cash provided by operating activities		50,242

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property and equipment		(15,506)
Net cash (used in) investing activities		(15,506)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments to related party loan		(19,900)
Proceeds from members contributions		4,694
Members distributions		(21,313)
Net cash (used in) financing activities		(36,519)

Net decrease in cash and cash equivalents		(1,783)
Cash and cash equivalents - beginning		15,275
Cash and cash equivalents - ending	$	13,492

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
** FINANCING ACTIVITY**

Operating right-of-use asset in exchange		
for operating lease liability	$	175,519